LogicVision, Inc.
25 Metro Drive, 3rd Floor
San Jose, CA 95110

December 28, 2005

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Brad Skinner
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LogicVision, Inc.
Form 10-K for Year Ended December 31, 2004
Filed March 18, 2005
Form 10-Q for Quarter Ended September 30, 2005
Filed November 9, 2005
File No. 0-31773

Dear Mr. Skinner:

           LogicVision, Inc. (“LogicVision”) has received the comments on the above-referenced Form 10-K and Form 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 13, 2005.  Because of the holiday season and the schedules of LogicVision and its advisors for being out of the office, LogicVision respectfully submits that it will provide the Staff with its responses to the Staff’s comments no later than January 6, 2006.  The responses will correspond to the headings and numbered comments in the letter from the Staff.

          LogicVision appreciates the Staff’s understanding.  Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 452-2445.  Comments may also be sent to my attention via facsimile to (408) 573-7640.

Very truly yours,

/s/ Bruce M. Jaffe

Bruce M. Jaffe
Vice President Finance and Chief Financial Officer

cc:	Mark Kronforst, SEC Senior Staff Accountant
Stathis Kouninis, SEC Staff Accountant

James T. Healy
Stanton D. Wong, Esq.